SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of November, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG: Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act] (share)

On November 12, 2010, Baillie Gifford & Co, Edinburgh, UK has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have exceeded the 3% threshold of the Voting Rights on November 11, 2010 and now amount to 3.14% (this corresponds to 3172258 Voting Rights).

According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG, 0.95% of the Voting Rights (this corresponds to 955652 Voting Rights) is to be attributed to the company. 2.19% of the Voting Rights (this corresponds to 2216606 Voting Rights) is to be attributed to Baillie Gifford & Co, Edinburgh, UK via Baillie Gifford Overseas Limited according to Article 22, Section 1, Sentence 1, No. 6 of the WpHG in connection with Article 22, Section 1, Sentence 2 of the WpHG. 16.11.2010 DGAP's Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON AG

Date:	November 16, 2010	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO